CONSENT OF LASZLO BODI

The undersigned hereby consents to the references to, and the information derived from, the report titled “Kiaka Gold Project Prefeasibility Study” dated May 17, 2012, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 31, 2014, which is also being incorporated by reference into the registration statement on Form S-8 (No. 333-192555) of B2Gold Corp.

/s/ Laszlo Bodi
Laszlo Bodi, P.Eng
Principal Geotechnical Engineer – Tetra Tech
March 14, 2014